Exhibit 22.1
LIST OF SUBSIDIARY GUARANTORS

The following subsidiaries of QVC, Inc. (the “Company”) were, as of December 31, 2025, guarantors of the Company’s 4.375% Senior Secured Notes due 2023, 4.850% Senior Secured Notes due 2024, 4.45% Senior Secured Notes due 2025, 4.75% Senior Secured Notes due 2027, 4.375% Senior Secured Notes due 2028, 5.45% Senior Secured Notes due 2034, 5.95% Senior Secured Notes due 2043, 6.375% Senior Secured Notes due 2067 and 6.250% Senior Secured Notes due 2068:

NAME OF SUBSIDIARY
Affiliate Investment, Inc.
Affiliate Relations Holdings, Inc.
AMI 2, Inc.
ER Marks, Inc.
QVC Global Corporate Holdings, LLC
QVC GCH Company, LLC
QVC Global Holdings I, Inc.
QVC Rocky Mount, Inc.
QVC San Antonio, LLC
HSN, Inc.
HSNi, LLC
HSN Holding LLC
Home Shopping Network En Espanol, L.L.C.
Home Shopping Network En Espanol, L.P.
Ingenious Designs LLC
NLG Merger Corp.
Ventana Television, Inc.
Ventana Television Holdings, Inc.